March 14, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of HSBC HOLDINGS PLC, under the Exchange Act of 1934:

- 5.546% Fixed Rate/Floating Rate Senior Unsecured Notes due 2030

- 5.719% Fixed Rate/Floating Rate Senior Unsecured Notes due 2035

Sincerely,

